UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section
JUN 2 6 2020
Washington DC
413

20013919

SEC FILE NUMBER
8- 17925

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 AND ENDING 3/31/20

MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL SCIENCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

21 MILK STREET, 2ND FLOOR

(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUN-YING CHIEN 617-338-5700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, YUN-YING CHIEN ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL SCIENCES, INC. , as of MARCH 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

JASPREET KAUR
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 18, 2026

Signature

TREASURER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SCIENCES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2020

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Financial Sciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Sciences, Inc. as of March 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Financial Sciences, Inc. as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Financial Sciences, Inc.'s management. Our responsibility is to express an opinion on Financial Sciences, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Financial Sciences, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Financial Sciences, Inc.'s financial statements. The supplemental information is the responsibility of Financial Sciences, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Financial Sciences, Inc.'s auditor since 2017.

Norwood, Massachusetts

June 10, 2020

FINANCIAL SCIENCES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2020

ASSETS

Cash and cash equivalents	$	735,461
Deposit with clearing organization		50,666
Marketable securities, trading, at market value		532,350
Other assets		2,512
Total assets	$	1,320,989

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,544
Stockholders' equity:		
Common stock, $30 par value, authorized and issued 5,000 shares; 4,800 shares outstanding		150,000
Additional paid-in capital		542,754
Retained earnings		877,514
Accumulated other comprehensive income (loss)		(197,828)
		1,372,440
Less: Treasury stock, 200 shares at cost		(60,995)
Total stockholders' equity		1,311,445
Total liabilities and stockholders' equity	$	1,320,989

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF OPERATIONS
Year Ended March 31, 2020

Revenues:		
Commissions and fees	$	188,055
Interest and dividends		25,795
		213,850
Operating expenses:		
Compensation and related expense		145,653
Communications and data processing		5,446
Floor brokerage and clearing costs		55,355
Rent		30,000
Professional fees		10,000
Regulatory fees and other costs		7,692
Other expenses		8,859
		263,005
Loss before corporate taxes		(49,155)
Provision for corporate taxes		3,197
Net loss		(52,352)
Other comprehensive income (loss)		
Unrealized holding loss on investment arising during the period		(61,448)
Plus: realized losses on investment		(148,271)
Other comprehensive income (loss)		(209,719)
Total comprehensive income (loss)	$	(262,071)

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2020

	Common Stock		Additional Paid-in	Treasury	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Stock	Earnings	Income	Total
Balance, April 1, 2019	5,000	$ 150,000	$ 542,754	$ (60,995)	$ 929,866	$ 11,891	$ 1,573,516
Total comprehensive income (loss)	-	-	-	-	(52,352)	(209,719)	(262,071)
Balance, March 31, 2020	5,000	$ 150,000	$ 542,754	$ (60,995)	$ 877,514	$ (197,828)	$ 1,311,445

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF CASH FLOWS
for the Year Ended March 31, 2020

Cash flows from operating activities:		
Net loss	$	(52,352)
Adjustments to reconcile net income to net cash provided by operating activities		
Provided by operating activities:		
Changes in operating assets and liabilities:		
Deposit with clearing organization		(283)
Other assets		(885)
Accounts payable and accrued expenses		1,043
Securities sold, not yet purchased		0
Net cash used for operating activities		(52,477)
Cash flows from investing activities:		
Purchases of marketable securities		(7,300)
Proceeds on sale of marketable securities		19,433
Net cash provided by investing activities		12,133
Net decrease in cash during the year		(40,344)
Cash and cash equivalents at beginning of year		775,805
Cash and cash equivalents at end of year	$	735,461
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	3,197

See notes to financial statement

FINANCIAL SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2020

Note 1 **Organization and nature of business**

Financial Sciences, Inc. (the "Company") was formed in 1974 as a Massachusetts corporation. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts.

Note 2 **Summary of significant accounting policies**

Securities
Security positions resulting from proprietary trading are reported at fair market value in accordance with fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings. On March 31, 2020 the Company held investments with a fair market value of $532,350, and a cost basis of $730,178.

Brokerage commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upoon and the risks and rewards of ownership have been transferred to/from the customer.

Income taxes
Accounting standards require an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions (continued)

The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, deposit with clearing organization, and accounts payable and accrued expenses approximates fair market value due to the short-term maturities of these assets and liabilities.

Cash and cash equivalents
The Company considers all highly liquid securities pruchased with maturities of less than three months to be cash equivalents.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 7). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value include marketable securities and options (securities sold, not yet purchased.)

Note 2 **Summary of significant accounting policies (continued)**

Subsequent events
The Company has evaluated subsequent events through May 28, 2020, which is the date the financial statements were available to be issued.

Note 3 **Concentrations**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Trading and brokerage activities
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company had sold options that it did not own (securities sold, not yet purchased) and therefore might be obligated to purchase the underlying security at a future date, when applicable. The Company does not have any options obligation at March 31, 2020.

Note 4 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At March 31, 2020 the Company's net capital was $1,214,845 which was $1,114,845 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 0.0079 to 1.

Note 5 **Income taxes**

The deferred tax assets include the following components at March 31, 2020:

Note 5 **Income taxes (continued)**

	Federal	State	Total
Deferred tax asset	$29,600	$13,200	$42,800
Valuation allowance	($29,600)	($13,200)	($42,800)
Net deferred tax asset	-	-	-

The deferred tax asset results from net operating loss carryforwards. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized.

The Company has available net operating loss carryforwards of approximately $197,000 for federal tax purposes and approximately $166,000 for Massachusetts state tax purposes. The federal and Massachusetts state net operating losses can be used to offset future taxable income and expire at various dates through 2033 through 2038.

Note 6 **Clearing agreement and restricted cash**

The Company has entered into an agreement with Hilltop Securities, Inc. (Prior name Southwest Securities, Inc.) to act as their clearing agent. In connection with this agreement, Hilltop Securities, Inc. has required the Company to maintain a deposit of $50,666, which is held in an interest bearing account.

Note 7 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually), be measured at fair value. These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Note 7 **Fair value measurements (continued)**

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at March 31, 2020.

Marketable securitie:
Securities valued using quoted market prices.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 7 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial assets and liabilities at March 31,2020:

Assets	Level 1	Level 2	Level 3	Total
Marketable Securities	$532,350	$0	$0	$532,350
Liabilities				
Securities sold, not yet Purchased (options)	($0)	($0)	($0)	($0)
	$532,350	$0	$0	$532,350

Note 8 **Related Party Transactions**
The Company earned commissions amounting to $67,923 in respect of transactions performed on behalf of stockholders and entities controlled by stockholders during the twelve month period ended March 31, 2020

Note 9 **Operating Lease**

The Company leases office space on a month-to-month basis from M-M Growth LLC. For the twelve months ended March 31, 2020, rent expense was $30,000. Because there is some common ownership of the Company and the lessor, operating results could vary significantly from those that would be obtained if the entities were completely autonomous. There were no amounts due to or from this entity at March 31, 2020.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

Note 10 **Commitments and Contigencies**

The Company at March 31, 2020 has no unfulfilled contracts, commitments or contingencies.

FINANCIAL SCIENCES, INC.

SUPPLEMENTARY SCHEDULES

MARCH 31, 2020

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
March 31, 2020

Capital		
Stockholder's equity		$ 1,311,445
Net capital before deducting non-allowable assets		$ 1,311,445
Non-allowable assets:		
Other assets		(2,512)
		1,308,933
Haircuts on securities:		
Money Fund	(14,235)	
Undue Concentration	0	
Other securities	(79,853)	
		(94,088)
Net capital		1,214,845
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 9,544
Computation of basic net capital requirement		
Minimum dollar net capital required		$ 100,000
Excess net capital		$ 1,114,845
Percentage of aggregate indebtedness to net capital		0.79%
Reconciliation with Company's computation included in Part IIA of Form 17a-5(a) as of March 31, 2020 as reported in Company's (unaudited) focus report		$1,224,345
Net audit adjustments		(9,208)
Increase in non-allowable assets		(292)
Net capital per above		$1,214,845

FINANCIAL SCIENCES, INC.

COMPUTATION AND INFORMATION RELATING TO POSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2020

Financial Sciences, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and informaion relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Financial Sciences, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Financial Sciences, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Financial Sciences, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Financial Sciences, Inc. stated that Financial Sciences, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Sciences, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Sciences, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, P.C.

Norwood, Massachusetts
June 10, 2020

Financial Sciences, Inc

21 Milk St, 2nd Floor
Boston, MA 02109

TEL (617) 338-5700
FAX (617)338-6366

Financial Science's Exemption Report

Financial Sciences, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3(k) throughout the most recent fiscal year without exception.

By: [signature]

Title: Treasurer, FinOp Principal

Date: 6/15/2020